UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-40397

FLORA GROWTH CORP.
(Exact name of registrant as specified in its charter)

198 Davenport Road
Toronto, Ontario M5R 1J2, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ◻ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Entry into Underwriting Agreement

On November 18, 2021, Flora Growth Corp. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with A.G.P./Alliance Global Partners, as the representative of the several underwriters named on Schedule 1 thereto, relating to the public offering (the “Offering”) of 10,000,000 units (the “Units”), with each Unit consisting of one common share, no par value, of the Company and one-half warrant (the “Unit Warrants”), each whole Unit Warrant entitling the holder thereof to purchase one common share.  The Units are being sold at a public offering price of $3.00 per Unit. The Unit Warrants will have an exercise price of $3.75 per share, will be immediately exercisable and will expire five years from the date of issuance.

 The Offering is expected to close on November 23, 2021, subject to the satisfaction of customary closing conditions. The Company has also granted the underwriters a 45-day option to purchase up to 15% of the total number of Units to be offered by us pursuant to the Offering (excluding Units subject to this option), solely for the purpose of covering over-allotments, if any, at the public offering price less the underwriting discount.

The Offering was made pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-261123) that was filed with the SEC and became effective on November 18, 2021.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1 and is incorporated herein by reference.

Issuance of Press Release

On November 19, 2021, the Company issued a press release announcing the pricing of the Offering. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit Index

Exhibit 1.1	Underwriting Agreement, dated November 18, 2021, by and between the Company and A.G.P./Alliance Global Partners, as representative of the several underwriters named on Schedule 1 thereto.

Exhibit 99.1	Press release of Flora Growth Corp., dated November 19, 2021.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP.

By:	/s/ Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

Date: November 19, 2021